Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Conference Calls of the 2018 3rd quarter Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding S.A. (www.itau.com.br/investor- relations), the company will hold conference calls on October 30, 2018, of the third quarter 2018 result. The information and forecasts presented are based on information available up to the time of the events and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that, with respect to the public conference calls, Itaú Unibanco Holding S.A. provides:

•	On the night of October 29, 2018:

•	The slides that will be presented, both in English and Portuguese (also sent to the Brazilian Securities and Exchange Commission - CVM and to B3);

•	Following the scheduled end to the calls (11:30 a.m. in English and 1:00 p.m. in, Portuguese, Brasília time):

•	Audio replays by calling (55 11) 3193-1012 or (55 11) 2820-4012, the passwords being 7174800# (English) and 4937034# (Portuguese). The replays will be available immediately following the calls until November 5, 2018;

•	The audio formats in the Investor Relations site within two hours; and

•	The transcriptions of the audio replays within a period of five days after the calls.

The public release of this information underscores our commitment to the transparency of our announcements to our different strategic audiences.

São Paulo, October 29, 2018.

Alexsandro Broedel

Group Executive Finance Director and Head of Investor Relations

Conference Call 3rd quarter 2018 - Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations Milton Maluhy Filho ItauCorpBanca-CEO

Highlights Recurring Net Income Consolidated R$6.5 bn +1.1% (3Q18/2Q18) R$19.3 bn + 3.5% (9M18/9M17) Brazil R$6.1 bn + 0.2% (3Q18/2Q18) R$18.4 bn + 2.4% (9M18/9M17) Recurring ROE (p.a.) Consolidated 21.3% -30 bps (3Q18/2Q18) 21.7% stable (9M18/9M17) Brazil 22.4% -20 bps (3Q18/2Q18) 22.9% -10 bps (9M18/9M17) Credit Quality (Sep-18) Consolidated NPL 90 A + 10 bps (Sep-18 / Jun-18) 2.9% -30 bps (Sep-18 / Sep-17) Brazil NPL 90 + 10 bps (Sep-18 / Jun-18) -30 bps (Sep-18 / Sep-17) Financial Margin with Clients: A +1.2% A + 1.4% Financial Margin with the Market: T -6.4% T -10.6% Cost of Credit: T -9.4% T -22.5% Commissions and Fees and Result from Insurance1: Y -2.1% A +6.5% Non-interest Expenses: A +3.1% A +6.4% Credit Portfolio (Financial Guarantees Provided and Corporate Securities): + * ° A+IO.6/0 Fully Loaded BIS III Tier I Capital: 14.8% 14.6% 1 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. Note: Results from Brazil consider units abroad ex-Latin America.

Results

In R$ billions	3Q18	2Q18	Δ	9M18	9M17	Δ
Operating Revenues	**27.9**	**28.0**	**-0.4%**	**83.3**	**81.5**	**2.3%**
Managerial Financial Margin	17.4	17.3	0.7%	51.7	51.6	0.3%
Financial Margin with Clients	16.2	16.0	1.2%	47.4	46.7	1.4%
Financial Margin with the Market	1.3	1.3	-6.4%	4.3	4.8	-10.6%
Commissions and Fees	8.6	8.7	-1.1%	25.9	24.2	6.8%
Result from Insurance [1]	1.9	2.0	-7.0%	5.8	5.6	2.0%
Cost of Credit	**(3.3)**	**(3.6)**	**-9.4%**	**(10.7)**	**(13.7)**	**-22.5%**
Provision for Loan Losses	(3.9)	(4.3)	-8.6%	(12.3)	(14.6)	-16.0%
Impairment	(0.1)	(0.0)	-	(0.3)	(0.8)	-65.9%
Discounts Granted	(0.3)	(0.3)	4.2%	(0.8)	(0.8)	9.4%
Recovery of Loans Written Off as Losses	1.0	0.9	7.4%	2.8	2.5	12.0%
Retained Claims	**(0.3)**	**(0.3)**	**-4.6%**	**(0.9)**	**(0.9)**	**3.6%**
Other Operating Expenses	**(14.3)**	**(13.9)**	**2.5%**	**(41.6)**	**(39.4)**	**5.5%**
Non-interest Expenses	(12.6)	(12.3)	3.1%	(36.6)	(34.4)	6.4%
Tax Expenses and Other [2]	(1.6)	(1.7)	-2.0%	(5.0)	(5.0)	-0.6%
Income before Tax and Minority Interests	**10.0**	**10.2**	**-1.2%**	**30.2**	**27.4**	**10.1%**
Income Tax and Social Contribution	**(3.4)**	**(3.5)**	**-2.1%**	**(10.4)**	**(8.6)**	**20.3%**
Minority Interests in Subsidiaries	**(0.2)**	**(0.3)**	**-43.2%**	**(0.5)**	**(0.2)**	**221.5%**
Recurring Net Income	**6.5**	**6.4**	**1.1%**	**19.3**	**18.6**	**3.5%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A. 3

Recurring Net Income and Value Creation Itaú Unibanco Holding S.A.

Digital Transformation Use of Digital Channels number of current account holders (in millions) New Accounts individuals accounts (in thousands) Share of Transactions through digital channels 9M16 9M18 Credit 16% 18% Investments 30% 40% Payments 60% 74% Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment Itaú Unibanco Holding S.A.

Business Model

In R$ billions

	9M18					9M17					Δ				
	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital	Consolidated	Credit	Trading	Insurance and Services	Excess Capital
Operating Revenues	83.3	42.9	1.4	37.7	1.3	81.5	42.1	1.4	35.9	2.1	1.9	0.9	(0.0)	1.9	(0.8)
Managerial Financial Margin	51.7	34.5	1.3	14.6	1.3	51.6	34.4	1.3	13.7	2.1	0.1	0.0	0.0	0.9	(0.8)
Commissions and Fees	25.9	8.5	0.0	17.4	-	24.2	7.6	0.0	16.6	-	1.6	0.8	(0.0)	0.8	-
Result from Insurance [1]	5.8	-	-	5.8	-	5.6	-	-	5.6	-	0.1	-	-	0.1	-
Cost of Credit	(10.7)	(10.7)	-	-	-	(13.7)	(13.7)	-	-	-	3.1	3.1	-	-	-
Retained Claims	(0.9)	-	-	(0.9)	-	(0.9)	-	-	(0.9)	-	(0.0)	-	-	(0.0)	-
Non-interest Expenses and Other Expenses [2]	(42.1)	(20.3)	(0.8)	(21.0)	(0.1)	(39.6)	(19.1)	(0.4)	(20.0)	(0.1)	(2.5)	(1.1)	(0.4)	(1.0)	0.0
Recurring Net Income	19.3	7.0	0.4	10.6	1.3	18.6	6.3	0.6	9.9	1.8	0.7	0.7	(0.2)	0.7	(0.5)
Average Regulatory Capital	121.8	62.1	1.6	37.0	21.2	118.2	59.6	2.3	27.7	28.6	3.7	2.5	(0.7)	9.3	(7.4)
Value Creation	7.2	0.8	0.3	7.0	(0.8)	6.2	0.0	0.4	7.1	(1.2)	1.0	0.8	(0.1)	(0.1)	0.4
Recurring ROE	21.7%	15.0%	35.0%	38.2%	7.9%	21.7%	14.1%	35.1%	47.7%	8.4%	-	100 bps	- 10 bps	- 950 bps	- 50 bps

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

Itaú Unibanco Holding S.A.

6

Credit1 Origination and Private Securities Issuance | Brazil Base 100 = 3Q17 and 9M17 Total Credit2 - Brazil Credit 2 - Individuals - Credit2 - Very Small, Small and Middle Market Private Securities Issuance3 Note: Do not consider origination of Credit Card, Overdraft, Debt Renegotiation and other revolving credits. 1 Average origination per working day in the period, except for private securities issuance. 2 Does not include private securities issuance. 3 Source: ANBIMA. Considers total volume of fixed income and hybrid private securities issuance arranged by Itau Unibanco on the local market (includes distributed volumes). Itaú Unibanco Holding S.A.

Credit Portfolio In R$billions, end of period 3Q18 2Q18 3Q17 Individuals 200.0 195.0 2.5% 179.9 11.2% Credit Card Loans 68.7 66.1 3.9% 57.2 20.1% Personal Loans 28.9 28.3 1.9% 26.0 11.3% Payroll Loans 46.0 45.4 1.2% 44.6 3.1% Vehicle Loans 15.2 14.7 3.9% 13.9 9.7% Mortgage Loans 41.2 40.5 1.8% 38.3 7.7% Very Small, Small and Middle Market Loans 67.5 65.6 2.9% 59.1 14.3% Individuals + Very Small, Small and Middle Market Loans 267.5 260.6 2.6% 238.9 11.9% Corporate Loans 196.3 197.1 -0.4% 200.7 -2.2% Credit Operations 159.9 162.5 -1.6% 164.6 -2.8% Corporate Securities 36.3 34.6 4.9% 36.1 0.6% Latin America 172.7 165.5 4.3% 135.5 27.4% Total with Financial Guarantees Provided and Corporate Securities 636.4 623.3 2.1% 575.2 10.6% Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) 636.4 628.7 1.2% 615.8 3.4% Note: Excluding the effect of foreign exchange variation, the Corporate Loans portfolio would have decreased 1.3% in the quarter and 6.5% in the 12-month period and the Latin America portfolio would have increased 2.3% in the quarter and 5.2% in the 12-month period. Itaú Unibanco Holding S.A.

Net Interest Margin and Financial Margin with Clients Annualized Average Rate Consolidated Brazil Change in Financial Margin with Clients 1 Change in the composition of assets with credit risk between periods. 2 Considers credit and private securities portfolio net of overdue balance over 60 days. 3 Spreads variation of assets with credit risk between periods. Itaú Unibanco Holding S.A.

Financial Margin with the Market 1 Includes unitsabroadex-LatinAmerica; 2ExcludesBrazil; 3 The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. 10

Credit Quality 90-day NPL Ratio - Brazil1 -% 15 to 90-day NPL Ratio - Consolidated -% 15 to 90-day NPL Ratio - Brazil1 -% Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. 1 Includes units abroad ex-Latin America. 2 Excludes Brazil. Itaú Unibanco Holding S.A.

Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment In R$billions (*) Average balance of the loan portfolio, considering the last two quarters. 1 Excluding the provision reversal of a specific client from the wholesale banking segment the ratio Cost of Credit (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted) In R$billions Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio (*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters. 1 Excluding the provision reversal of a specific client from the wholesale banking segment the ratio would be 2.4%. Itaú Unibanco Holding S.A.

Coverage Ratio(90-day NPL) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio ¹Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days over due operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. 2 Excluding the exposure of a corporate cliente, the Total coverage ratio would have been 244%. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the provision for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A.

Commissions & Fees and Result from Insurance In R$billions 3Q18 2Q18 D 9M18 9M17 D Personnel Expenses (5.3) (5.1) 4.6% (15.3) (14.8) 3.7% Administrative Expenses (4.0) (4.0) 0.8% (11.6) (11.7) -0.7% Personnel and Administrative Expenses (9.3) (9.0) 3.0% (27.0) (26.5) 1.8% Operating Expenses (1.2) (1.2) 5.4% (3.5) (3.7) -5.3% Other Tax Expenses ^ (0.1) (0.1) 3.0% (0.2) (0.3) -7.5% Total Brazil ex-Citibank (10.6) (10.3) 3.2% (30.7) (30.5) 0.9% Latin America (ex-Brazil)(2) (1.7) (1.6) 7.2% (4.8) (3.9) 22.9% Citibank (0.3) (0.4) -17.8% (1.1) - - Total (12.6) (12.3) 3.1% (36.6) (34.4) 6.4% 1 Includes fund management fees and consortia management fees. 2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. Itaú Unibanco Holding S.A.

Non-Interest Expenses In R$billions 3Q18 2Q18 D 9M18 9M17 D Credit Cards 3.2 3.0 3.9% 9.4 9.1 3.2% Current Account Services 1.8 1.8 0.5% 5.5 5.0 8.7% Asset Management1 1.1 1.1 -3.4% 3.2 2.6 21.8% Credit Operations and Guarantees Provided 0.8 0.8 -3.5% 2.5 2.5 0.7% Collection Services 0.5 0.5 -2.3% 1.4 1.3 11.4% Advisory Services and Brokerage 0.3 0.4 -33.3% 1.0 1.0 2.0% Other 0.2 0.3 -12.6% 0.8 0.9 -10.0% Latin America (ex-Brazil) 0.7 0.7 4.2% 2.1 1.9 13.8% Commissions and Fees 8.6 8.7 -1.1% 25.9 24.2 6.8% Result from Insurance Operations2 1.5 1.6 -7.6% 4.8 4.5 4.9% Total 10.2 10.4 -2.1% 30.7 28.8 6.5% 1 Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS; 2 Does not consider overhead allocation. #Employees # Branches and Client Service Branches Itaú Unibanco Holding S.A.

Capital Ratios Full application of Basel III rules | September 30, 2018 (1) Includes deductions of Goodwill, Intangible Assets, Tax Credits, Equity Investments in Financial Institutions, Insurance and similar companies, and the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier is 11.6 nowadays and will be 12.5 in 2019. (2) Proforma impact in June 2018 based on preliminary information. In August 2018, the investment in XP Investimentos was acquired, in accordance with the authorization of the regulatory bodies. Itaú Unibanco Holding S.A.

XP Investimentos Date 05/11/2017 Signature of the agreement 08/31/2018 Financial settlement Our Shares 49.9% Transaction Value R$6,650 million Itaú Unibanco Holding S.A.

2018 Forecast We kept unchanged the ranges of our 2018 forecast. 2018 forecast considers Citibank's retail operations. Therefore, 2017 income statement basis for 2018 forecast must consider Citibank's figures in all lines of the income statement and also in the credit portfolio.2 1 Consolidated 1 Brazil1 Total Credit Portfolio2 From 4.0% to 7.0% From 4.0% to 7.0% Financial Margin with Clients From -0.5% to 3.0% From -1.0% to 2.5% Financial Margin with the Market Between R$4.3 bn and R$5.3 bn Between R$3.3 bn and R$4.3 bn Cost of Credit3 Between R$12.0 bn and R$16.0bn Between R$10.5 bn and R$14.5 bn Commissions and Fees and Result from Insurance Operations4 From 5.5% to 8.5% From 6.5% to 9.5% Non-Interest Expenses From 0.5% to 3.5% From 0.5% to 3.5% Effective Tax Rate5 From 33.5% to 35.5% From 34.0% to 36.0% (1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses; (5) Considers the constitution of new deferred tax assets at a rate of 40%. (*) For further details, please refer to page 12 of the 3Q18 Management Discussion & Analysis. Itaú Unibanco Holding S.A.

Results – Brazil and Latin America

Itaú

In R$ billions	3Q18			2Q18			Δ		
	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]	Consolidated	Brazil [1]	Latin America (ex-Brazil) [2]
Operating Revenues	**27.9**	**25.1**	**2.8**	**28.0**	**25.1**	**3.0**	**-0.4%**	**0.0%**	**-3.7%**
Managerial Financial Margin	17.4	15.4	2.1	17.3	15.1	2.2	0.7%	1.6%	-6.1%
Financial Margin with Clients	16.2	14.4	1.8	16.0	14.2	1.7	1.2%	1.0%	3.4%
Financial Margin with the Market	1.3	1.0	0.3	1.3	0.9	0.5	-6.4%	12.1%	-42.2%
Commissions and Fees	8.6	7.9	0.7	8.7	8.0	0.7	-1.1%	-1.6%	4.2%
Result from Insurance [3]	1.9	1.8	0.0	2.0	2.0	0.0	-7.0%	-6.8%	-16.5%
Cost of Credit	**(3.3)**	**(2.9)**	**(0.4)**	**(3.6)**	**(3.1)**	**(0.5)**	**-9.4%**	**-5.9%**	**-29.4%**
Provision for Loan Losses	(3.9)	(3.4)	(0.5)	(4.3)	(3.7)	(0.6)	-8.6%	-7.1%	-17.3%
Impairment	(0.1)	(0.1)	-	(0.0)	(0.0)	-	-	-	-
Discounts Granted	(0.3)	(0.3)	(0.0)	(0.3)	(0.3)	(0.0)	4.2%	4.8%	-49.7%
Recovery of Loans Written Off as Losses	1.0	0.9	0.1	0.9	0.9	0.1	7.4%	2.6%	52.2%
Retained Claims	**(0.3)**	**(0.3)**	**(0.0)**	**(0.3)**	**(0.3)**	**(0.0)**	**-4.6%**	**-4.9%**	**1.4%**
Other Operating Expenses	**(14.3)**	**(12.5)**	**(1.8)**	**(13.9)**	**(12.2)**	**(1.7)**	**2.5%**	**2.1%**	**5.7%**
Non-interest Expenses	(12.6)	(10.9)	(1.8)	(12.3)	(10.5)	(1.7)	3.1%	3.0%	3.8%
Tax Expenses and Other [4]	(1.6)	(1.6)	(0.0)	(1.7)	(1.7)	0.0	-2.0%	-3.9%	-929.2%
Income before Tax and Minority Interests	**10.0**	**9.4**	**0.6**	**10.2**	**9.5**	**0.7**	**-1.2%**	**-0.7%**	**-7.5%**
Income Tax and Social Contribution	**(3.4)**	**(3.3)**	**(0.2)**	**(3.5)**	**(3.3)**	**(0.1)**	**-2.1%**	**-2.4%**	**3.8%**
Minority Interests in Subsidiaries	**(0.2)**	**(0.0)**	**(0.1)**	**(0.3)**	**(0.1)**	**(0.2)**	**-43.2%**	**-7.1%**	**-51.4%**
Recurring Net Income	**6.5**	**6.1**	**0.4**	**6.4**	**6.1**	**0.3**	**1.1%**	**0.2%**	**18.4%**

[1] Includes units abroad ex-Latin America.

[2] Latin America information is presented in nominal currency.

[3] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[4] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

20

Total Allowance by Type of Risk – Consolidated

Itaú

In R$ billions

Allocation of Total Allowance(*) by Type of Risk - Consolidated



36.6
36.1
35.5
Potential³
17.0
16.1
14.9
Aggravated
9.7
10.0
10.4
Overdue
10.0
10.0
10.2
Sep-17
Jun-18
Sep-18
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil¹ 6.1
Wholesale-Brazil¹ 6.5
Latin America² 2.4
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/ aggravated)
Retail - Brazil¹ 1.0 3.9 4.9
Wholesale-Brazil¹ 0.4 3.9 4.2
Latin America² 0.4 0.9 1.3
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil¹ 2.6 5.2 7.8
Wholesale-Brazil¹ 0.4 0.6 1.0
Latin America² 0.5 0.8 1.3

Regulatory Breakdown



35.5
Complementary Allowance
7.1
Allowance for Financial Guarantees Provided
1.3
Generic Allowance
12.9
Specific Allowance
14.2
Sep-18

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes allowance for financial guarantees provided, which is recorded in liabilities as from March 2017, in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
21

Conference Call 3rd quarter 2018 -Earnings Review Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO and CRO Alexsandro Broedel Executive Finance Director and Head of Investor Relations Milton Maluhy Filho Itaú CorpBanca-CEO